Exhibit 6.3

FOLSOM STREET PROPERTY MANAGEMENT LLC

PROPERTY MANAGEMENT AGREEMENT

THIS PROPERTY MANAGEMENT AGREEMENT (this “Agreement”) is entered into as of the Effective Date, by and between Manager and Owner (all as defined below). In consideration of the mutual agreements contained herein, the undersigned parties hereto agree as follows:

1. Basic Provisions/Definitions. In addition to other terms defined in this Agreement, the following terms whenever used in this Agreement shall have the meanings set forth in this Section 1, unless such meanings are expressly modified, limited, or expanded herein:

A.	Owner:	Mission Property Holdings LLC,
a Delaware Series LLC
	Notice address of Owner:	548 Market St., #25841
San Francisco, CA 94104
Attn: Frank Rohde
E-mail: operations@ownify.com
B.	Manager:	Folsom Street Management LLC
	Notice address of Manager:	548 Market St., #25841
San Francisco, CA 94104
Attn: Ben Herold
E-mail: operations@ownify.com
C.	Property:	Properties located in North Carolina, that are owned by Mission Property Holdings LLC, and its subsidiaries, collectively referred to as (“Property”).
D.	Effective Date:	The date that the last of the parties executes this Agreement as indicated below.
E.	Term:	1 year, with automatic renewal.
F.	Additional Terms:	See RIDER 1 Additional Terms & NC State Law
G.	Agency Disclosures:	See RIDER 2 Agency Disclosures
H.	Schedule of Commissions:	See RIDER 3 Schedule of Commissions RESERVED

2. Appointment and Authority of Manager. Owner hereby (a) appoints Manager, on the terms and conditions contained in this Agreement, as its non-exclusive leasing, and exclusive managing and operating agent for the Property, and (b) subject to the terms and conditions hereof, authorizes Manager to exercise such powers with respect to the Property as may be necessary for the performance of Manager’s obligations hereunder. Manager hereby accepts such appointment on the terms and conditions contained in this Agreement.

3. Term. This Agreement shall commence on June 30, 2023, and shall continue in effect for an initial term of one (1) year (the “Initial Term”), unless extended or earlier terminated as provided herein. This Agreement shall be automatically renewed [for successive periods of [numbers in numbers] on a month-to-month basis] (each, a “Renewal Period” or collectively, “Renewal Periods”), unless terminated by one party giving the other party written notice at least thirty (30) days before the expiration of the Initial Term or any subsequent Renewal Period or unless terminated as otherwise provided herein. The Initial Term, together with any Renewal Periods, is referred to as the (“Term”).

4. Manager’s Obligations. During the Term, Manager agrees to use its commercially reasonable efforts in the leasing, maintenance, operation, and management of the Property and, in connection therewith, perform the obligations set forth in this Section 4, all at the expense of Owner, except as otherwise expressly provided for in this Agreement, and subject to there being currently available funds provided directly or indirectly by Owner sufficient to allow Manager to perform such obligations.

(a) Leases and Tenants. Manager shall maintain all existing leases for residential units within the Property (the “Leases”, each a “Lease”) in accordance with Legal Requirements (as defined below) and shall use commercially reasonable efforts to retain the existing tenants under such Leases (“Tenants”). In furtherance of the foregoing, Manager shall:

(i) Coordinate the provision of the services required to be provided by Owner under the Leases, to observe, satisfy and perform on behalf of Owner all of Owner’s obligations under the Leases, and subject to the rights of Owner reserved herein, to enforce, preserve, and keep unimpaired the rights of Owner and the obligations of Tenants under the Leases;

(ii) Bill Tenants monthly (or as otherwise provided in their respective Leases) for all rents and all other charges payable under their respective Leases in accordance with the applicable lease provisions, verify that Tenants are paying rent and all other charges due under their respective Leases, and use commercially reasonable efforts to collect, and enforce the collection of, all such rents and charges payable by Tenants under their respective Leases;

(iii) At Manager’s option or Owner’s request, apply all or part of a security deposit to (a) any unpaid rental or other charges due from Tenant, (b) cure any other defaults of such Tenant, or (c) compensate Owner for any loss or damage which Owner may suffer due to such Tenant’s default; and upon expiration or termination of the Lease not resulting from Tenant’s default and after Tenant shall have vacated the residential unit in the manner required by its Lease, Manager shall pay to such Tenant any balance of its security deposit not applied consistent with applicable state law, and the foregoing;

(iv) Handle complaints and requests from Tenants and notify Owner of any major complaint made by a Tenant or of any material defect in the Property known to Manager;

(v) Supervise the moving in and out of any Tenants in a manner, which, as far as possible, causes a minimum of disturbance to the operations;

(vi) Promptly notify Owner upon receiving any notice under any Lease (and furnish a copy of the notice received by it with its notice to Owner) or upon learning of any default or event of default by Owner under any Lease which would impair the rights of Owner, or reduce, release, or discharge the obligations of any Tenant under its respective Lease;

(vii) Promptly notify Owner of any and all Tenant defaults or disputes with Tenants which cannot be readily resolved by Manager; and if any notices to Tenants or legal action against Tenants becomes necessary, in the reasonable business judgment of Manager, for collection of past due rent, other charges provided for under the Leases or other defaults under the Leases, such legal action shall be timely recommended to Owner by Manager; and,

(viii) After consultation with and approval by Owner, institute appropriate legal proceedings in the name of Owner for the collection of past due rents and other charges, payable by, and the enforcement of the other obligations of, Tenants under their Leases and for the dispossession of any Tenants in default under their Leases; provided that Owner shall be entitled to designate the attorneys for any such legal proceedings and Manager shall not settle any such legal proceedings or any claim for delinquent rents or other charges payable by or for the enforcement of any other obligation of any Tenant under its Lease, without the consent of Owner

(b) Collection of Rents; Disbursements. To the extent Manager receives payments from Tenants of any rents, security deposits (except to the extent provided below) or other miscellaneous revenues, Manager shall send, by electronic bank transfer (or such other method as directed by Owner) such funds addressed to Owner to a separate operating account and separate security deposit trust account at [TBD] controlled by Manager under the name [TBD], as agent for Owner (collectively the “Accounts”). Authorized representatives of Manager and Owner shall be permitted access to funds in the Accounts. Manager agrees that there will be no commingling of the funds in the Accounts. Manager shall maintain complete records of all transactions involving the Accounts in accordance with standard practices and state law.

(i) Manager shall review all bills received for services, work, and supplies ordered in connection with maintaining and operating the Property, and Manager shall pay all such bills determined by Manager to be in order as and when the same shall become due and payable and in any event not later than thirty (30) days after Manager’s receipt of such bills, unless otherwise directed by Owner in writing All bills shall be paid by Manager within the time required to obtain discounts, if any.

(ii) Expenditures which Manager is otherwise authorized to make by the terms of this Agreement or by other authorization of Owner, including without limitation payments of maintenance costs, real estate taxes, utility charges, assessments, insurance premiums, mortgage payments, and fees due Manager, may be made by Manager from the Accounts (except to the extent these amounts are paid or funded directly by the lender under Owner’s loan documents or unless otherwise prohibited by any arrangement). Disbursements from the Accounts, whether by check, wire transfer of funds or other available means, for authorized expenditures of amounts under $10,000.00 may be made upon the signature of a duly authorized employee of Manager. Disbursements from the Accounts in amounts of $10,000.00 or more, whether by check, wire transfer of funds or other available means, shall be drawn only upon the signature of an officer of Manager. Expenditures made by Manager other than from the Accounts on behalf of Owner shall be promptly reimbursed by Owner, upon written request of Manager. Owner shall have the right to approve or sign all checks or disbursements in excess of $50,000.00, except to the extent (a) contained within the Approved Budget, (b) such disbursements relate to any Leases approved by Owner, or (c) such disbursements are necessary for Emergencies (as defined below).

(iii) Manager shall at no time pay any bills for which there are not sufficient funds in the Accounts to make payment. If at any time Manager believes that the balance in the Accounts is, or soon will be, insufficient to pay expenses relating to the Property, Manager shall promptly notify Owner so that Owner shall have an opportunity to deposit sufficient funds therefor so as to enable Manager to make such payment prior to the imposition of any penalty or late charge.

(iv) If Tenant security deposits must be separately maintained pursuant to Legal Requirements (as defined below), Manager shall open a separate interest-bearing trust account in the name of Owner. Each such account shall be maintained in accordance with applicable Legal Requirements and designated as required by Owner. Each bank shall be informed that the funds in the separate account are held in trust for Owner. Manager shall maintain detailed records of all security deposits deposited in each account, and such records shall be open for inspection by Owner’s employees or designees and subject to such signatory restrictions as Owner may determine.

(v) Notwithstanding anything to the contrary in this Agreement, in the event of any Emergency, Manager shall have the right to incur and pay from the Accounts, without the prior consent of Owner, costs and expenses in connection therewith which Manager believes would be approved by Owner if there were sufficient time to obtain Owner’s consent. (“Emergency”), shall mean circumstances in which Manager believes that human life or the Property is in imminent danger or threatened and which require immediate action to protect the Property against damage or destruction or prevent the occurrence of accident or injury to persons, so threatened or occurring from any cause. In the event of an Emergency, Manager shall within twenty-four (24) hours thereof notify Owner of such occurrence and of all actions taken and costs incurred and the reasons, therefore.

(c) Maintenance and Repairs. Manager shall keep the Property (or to cause the Property to be kept pursuant to contracts entered into in accordance with Section 4(d) below) in a safe, clean and habitable condition, make or perform (or to cause to be made or performed) all cleaning, maintenance, landscaping, pest control, repairs, plumbing and/or alterations and purchase all supplies necessary (1) for the proper operation of the Property, (2) for the fulfillment of Owner’s obligations under all Leases, including Owner’s obligations with respect to maintenance typically required of an owner to maintain a single family home, and the supplying of services thereto, and (3) to comply with Legal Requirements; provided that Manager shall not make any purchase of supplies or perform any work pursuant to this Section, the cost of which shall exceed the limitations set forth in Section 4(b), without obtaining the prior approval of Owner, except in the event of an Emergency, or to avoid the suspension of necessary services. Upon Owner request, Manager shall submit to Owner a written report as needed of the physical condition of the Property, which report shall set forth, in reasonable detail, any and all changes, alterations, additions, damage, or destruction to the Property of a material nature, any necessary or recommended repairs which should be made to the Property and any other recommendations which Manager may have relating to the physical condition of the Property. Manager shall operate the Property in compliance with any ground lease, mortgage, deed of trust, investment fund documents or security instruments affecting the Property.

(d) Service Contracts. Manager will, and is authorized by Owner to, make contracts in Owner’s name and on behalf of Owner for utilities, waste disposal, extermination, maintenance, cleaning, painting, snow removal, lawn care, gardening, lighting, asphalt repairs, and other services required in connection with the maintenance, repair, and operation of the Property. Manager shall have the power and authority to enter into such contracts on behalf of Owner as are required to implement the Approved Budget without the need for further approval by Owner. Except with Owner’s approval, no service contracts shall have a term exceeding one (1) year, and all service contracts shall be terminable without cause and without penalty on not more than thirty (30) days’ notice or upon sale of the Property by Owner. All contracts, the costs for which are not included in the Approved Budget shall be approved in advance by Owner. Under no circumstances shall Manager have any liability for any contract or obligation unless expressly provided for in this Agreement and then only in accordance with the terms of this Agreement.

(e) Taxes. Manager shall obtain and verify bills for real estate and personal property taxes, improvements, assessments, and other charges that are or may become liens against the Property and shall recommend payment or appeal as Manager deems appropriate. If Manager shall receive a bill or notice of taxes or assessments due directly from the taxing authority, Manager shall submit a copy of such bill to Owner. Manager shall consult with Owner about the advisability of commencing proceedings to contest the real estate taxes on the Property. Manager may, if required by applicable law, charge, collect and/or remit to the appropriate taxing authority any sales, use or similar taxes imposed on rental income amounts.

(f) Insurance. If requested by Owner, Manager shall assist Owner in acquiring and maintaining the insurance coverages described in Section 8 below.

(g) Personnel. Manager shall have the exclusive right and authority to select, employ, pay, supervise, direct and discharge all such employees necessary or desirable for the operation and maintenance of the Property. Manager shall obtain workmen’s compensation insurance and other insurance coverages covering such employees, all as required by law, pay and file payroll taxes and returns, comply with all federal, state and local laws, rules and regulations pertaining to employees. Manager shall use reasonable care in the selection of such employees. All persons employed in connection with the operation and maintenance of the Property, except those persons specifically hired by Owner as its employees, shall be employees of Manager.

(h) Insurance Claims. Manager shall notify Owner of any fire or other damage to the Property and, in the case of any serious fire or other serious damage to the Property, to also promptly call and provide a written notice thereof to the insurance company or companies insuring the Property so that an insurance adjuster may view the damage before repairs are started and to complete customary loss reports in connection with fire or other damage to the Property. In addition, Manager promptly notify Owner and Owner’s general liability insurance carriers, promptly of any personal injury or property damage occurring to or claimed by any Tenant or third party on or with respect to the Property and to forward to such carrier, with copies to Owner, any summons, subpoena, or other like legal documents served upon Manager relating to actual or alleged potential liability of Owner or Manager with respect to the use or operation of the Property.

(i) Compliance with Laws and Insurance Requirements. On behalf of Owner, Manager shall obtain, and cause to remain in effect, all licenses and permits required by, and cause the Property to comply with, any and all laws, ordinances, codes, and regulations applicable to the ownership, operation, use and occupancy of the Property (collectively, “Legal Requirements”) and any insurance company requirements applicable to the Property (“Insurance Requirements”). All such licenses and permits shall be applied for and issued in the name of Owner. Manager shall use reasonable efforts and due diligence to assure that Tenants comply with all applicable Legal Requirements and Insurance Requirements. Manager shall forward to Owner promptly after receipt, all notices of violations received from governmental authorities or insurance companies relating to the Property (or any portion thereof) and, Manager shall either contest such violations or coordinate and supervise any work required to be performed to cure any such violations, as applicable.

(j) Annual Tax Returns. Manager agrees to cooperate with Owner’s accountant in preparing (but Manager shall not be responsible for preparing) annual tax returns and annual financial statements relating to the Property.

(k) Special Notices. Manager shall, in addition to any other notices required to be given pursuant to this Agreement, give prompt, written notice to Owner of the occurrence of any of the following events: (a) receipt from a mortgagee of a notice of default under any mortgage or deed of trust affecting the Property; (b) filing, or the threat to file, of any mechanic’s or materialman’s lien against the Property; (c) any material breach of a material contract by any supplier, contractor or service company; (d) receipt of any notice from an insurance carrier relating to existing claims covered by insurance policies on the Property; (e) discovery of any material or latent defect in the Property; or (f) receipt of any notice from a local, municipal or governmental authority.

(l) Limitation on Authority. Except as specifically set forth herein, Manager shall not, without the express prior written approval of Owner: (1) retain or collect any rents for more than one month in advance (other than in the ordinary course of business); (2) modify, or in any way alter the provisions of any Lease in a manner which would reduce the rent thereunder, shorten the term thereof, impose additional obligations on the landlord thereunder, or reduce the obligations of the tenant thereunder, including the cancelation, termination or consent to the surrender of any Lease; (3) execute any written document which expressly waives, excuses, condones, discounts, sets-off, compromises, or in any manner releases or discharges any Tenant or guarantor under any guaranty of any Lease from its obligations under its Lease or such guaranty; (4) institute or defend lawsuits or other legal proceedings on behalf of Owner, including commencing any action, suit or proceeding for the collection of rent, for ejectment or for the dispossession of any Tenant or exercise any right of recapture provided in any Lease; (5) pledge the credit of Owner; except for purchases made in the ordinary course of business of operating the Property and expended in accordance with the Approved Budget or except as otherwise contemplated pursuant to this Agreement; (6) borrow money or execute any promissory note, security agreement or other encumbrance in the name of or on the behalf of Owner; (7) engage the services of any professionals, including, without limitation, architects, engineers, accountants, or attorneys; (8) use funds from the Property for any purpose unrelated to Property; and (9) convey or otherwise transfer or pledge or encumber any property or other asset of Owner. The limitations set forth in the preceding sentence shall be in addition to all other restrictions on the authority of Manager set forth in this Agreement.

(m) Additional Services. If Manager is called upon to perform or assist in the performance of any construction, engineering, architectural, extraordinary consulting, or other extraordinary services not enumerated above and not customarily a part of the services performed by a managing agent, Manager shall receive an additional fee for those services in an amount agreed upon in writing between the parties. In each instance in which Manager is to receive an additional fee, Manager shall give Owner notice before performing the additional services advising Owner of the estimated additional fee for the services.

5. Compensation/Reimbursement of Expenses.

(a) Management Fees. As compensation for the services provided herein by Manager, Owner shall pay Manager an amount equal to the greater of (the “Management Fee”), determined by Owner to be either: (i) Ten percent (10%) of the Gross Receipts received by Owner from the operation of the Property for each year (or partial year) during the Term; or (ii) annual property management fee of 1% of the initial property value. The Management Fee shall be paid by the Owner in monthly installments based upon the estimated Gross Receipts for such month, and such payment may thereafter be adjusted as may be necessary to accurately reflect the actual Gross Receipts for such month. For any period of less than one month, the monthly installment of the Management Fee shall be prorated calculated by the number of days lapsed in such month based upon a thirty (30) day month. The Management Fee may be paid by Manager from the Accounts, provided that the monthly Financial Report described in Section 6, below shall reflect the amount of the Management Fee paid to Manager with respect to the period covered by such Financial Report. (“Gross Receipts”) shall mean (1) the amount of all rent payments made by Tenants under Leases, (2) payments for utilities paid by Tenants to Owner under Leases, and (3) payments for parking paid by Tenants to Owner under Leases. Gross Receipts shall not include (i) any payments paid by Tenants as security deposits until such funds are actually applied in lieu of unpaid rent or expenses, (ii) any sums paid by Tenants representing proceeds from fire or other casualty losses, (iii) any rent payments that are allocable to any period prior to or following the expiration or termination of the Term of this Agreement, (iv) any funds received from any taxing authority in the nature of real estate tax or other tax refunds, (v) any condemnation or insurance proceeds received from any governmental authority or from insurers, or (vi) any proceeds arising out of awards, settlements, or any other disposition of any lawsuit or legal proceedings.

(b) Construction Supervision. If Owner requests that Manager supervise capital improvements and/or major repairs (including the repair of insured damages, but not including normal operating repairs and replacements) to the Property, Manager may receive a construction supervision fee equal to ten 10%) percent of the actual labor and material cost of such improvements and repairs (“Supervision Fee”). The Supervision Fee shall be reasonably estimated by Owner and Manager when such improvements and repairs are commenced and shall be paid to Manager in equal monthly installments over the period such improvements and repairs are to be constructed. Any deficiency or overpayment in the Supervision Fee shall be appropriately remitted within ten (10) days after completion of such improvements and repairs. The Supervision Fee may be paid from the Accounts, provided that the monthly Financial Report described in Section 6, below shall reflect the amount of the Supervision Fee paid to Manager with respect to the period covered by such Financial Report.

(c) Additional Services. In the event of the sale or refinancing of the Property during the Term, Manager shall be entitled to additional compensation for services provided in connection with or relating to such sale or refinancing or any other additional services provided by Manager hereunder in amounts mutually agreed upon in good faith between the parties.

(d) Reimbursements. To the extent not paid directly from the Accounts as permitted herein, Owner shall reimburse Manager for all costs and expenses incurred in connection with Manager’s activities under this Agreement, including without limitation the following: (1) legal expenses incurred by Manager on behalf of Owner; (2) all salaries, wages, taxes, employee benefits, and all other costs and expenses incurred in connection with the employment by Manager of all personnel responsible for performing the services of Manager set forth herein, provided, however, that if such persons devote less than all of their time to perform the obligations of Manager under this Agreement, Owner shall be responsible to reimburse Manager for only that proportion of such employment related expenses which equal the proportionate amount of time spent by such persons in the performance of the management services hereunder; and (3) all of Manager’s other overhead expenses to the extent directly attributable to the Property and beyond the scope of normal office overhead expenses. [Notwithstanding the foregoing, the salaries, wages and other compensation, including social security, taxes, workers’ compensation insurance and similar costs, of Manager’s employees (other than Manager’s employees that are rendering management services under this Agreement) shall be paid by Manager without reimbursement by Owner, including, but not limited to, compensation of executive personnel and employees of Manager’s own internal organization for the performance and general administration of Manager’s obligations pursuant to this Agreement. Manager shall pay all overhead and indirect expenses of Manager’s office, including, but not limited to, communication costs, computer rentals or time, supplies, printing, equipment rentals, Manager’s own insurance, fidelity bonds, taxes and license fees, employee training costs and general office expenses, without reimbursement by Owner. Manager shall also pay all travel and entertainment expenses of such personnel when visiting the Property and all other expenses of such personnel, without reimbursement by Owner. Expenses incurred by Manager which are not provided for in the Approved Budget or otherwise specifically approved in writing by Owner, shall be non-reimbursable expenses, unless said expenses are incurred by Manager in a situation which Manager reasonably deems to be an Emergency. Notwithstanding the foregoing or anything to the contrary in this Agreement, Manager shall not be obligated to advance, loan or contribute any funds required or desirable in the management of the Property, all of which financial responsibilities shall remain the obligation of Owner; provided, however, in the event that Manager elects, in the case of an Emergency or other prudent management decision, to advance funds to or for the benefit of the Property, Manager shall have the right to be reimbursed such funds in accordance with this Section.

(e) Survival. Any compensation due or to become due to Manager under this Agreement and the manner in which Manager is to be paid shall survive termination of this Agreement.

6. Statements and Records for the Property.

(a) Records. Manager shall maintain records, books and accounts in Manager’s standard form or such other form required by the law in which the Property is located, in which shall be entered (1) all Leases and rentals and other sums received thereunder, Tenants making payment, the residential units involved, and the periods to which such payments apply; (2) all costs and expenses incurred for the Property; (3) the amount, date and purpose of all deposits and the party from whom such deposits are received; (4) all bills paid; (5) the amount, date and check number for all disbursements and the party from whom such disbursements were made; (6) a running balance of funds on deposit in the Accounts and all other accounts maintained by Manager on behalf of Owner; and (7) all interest accrued to date, if any. Such records, books and accounts shall be maintained on a current basis. Manager shall retain such records, books and accounts for a minimum period of three (3) years and shall deliver them to Owner upon termination of this Agreement, provided that Manager may in such event retain a copy of such books and records at Owner’s expense.

(b) Occupancy Reports. At the request of Owner, Manager agrees to furnish, from time to time a copy of the current rent roll for the Property and report(s) setting forth the following information: (1) the residential units leased and vacated, since the date of the last report; (2) a list of all Tenants of the Property; (3) the number of square feet leased to each Tenant, (4) the rental rate and status of rental payments for each Tenant; (5) a listing by Tenant of all security deposits held by Manager; and, (6) a list of Tenant spaces that will become available during the following two (2) months.

(c) Monthly Financial Reports. Manager shall furnish on a monthly basis reports of all transactions respecting the Property for the preceding month, including an operating statement and balance sheet, detailed lists of accounts receivable and accounts payable and the monthly Management Fee, all presented using Manager’s standard format and software or such other form required by the law in which the Property is located. The foregoing reports shall be delivered to Owner no later than twelve (12) days after the end of the preceding month. Manager shall also furnish on a monthly basis a management report for the Property which shall contain a summary of operating results for the month, recommendations regarding the physical condition and operation of the Property, a schedule of proposed capital improvements for the Property and such other information and analysis as Owner may reasonably request.

(d) Annual Reports. At the close of each calendar year of the Property, Manager shall cause the records to be closed and a balance sheet, statement of operations, and summary of receipts and disbursements to be furnished to Owner.

7. Indemnity.

(a) Owner’s Indemnity. Owner shall indemnify and save harmless Manager, its partners, officers, directors, members, shareholders, employees and agents, and all others who could be liable for the obligations of any of them, from and against any and all claims, damages, loss, cost (including reasonable attorney’s fees), causes of action, suits, and liabilities of any kind occasioned by or in connection with or arising out of (1) acts or omissions of Manager, the employees, agents, contractors or subcontractors of Manager, and relating to the Property and/or the use or occupancy of the Property; (2) acts or omissions of Owner, the employees, agents, contractors or subcontractors of Owner; (3) Owner’s failure or refusal to comply with or abide by any rule, order, determination, ordinance or law of any federal, state or municipal authority; or, (4) any cause whatsoever, either in or about the Property or elsewhere which relate to the Property or the services rendered hereunder; provided, however, that Owner shall not be required to indemnify Manager against any claims, losses, damages, liabilities, costs or expenses arising solely out of a default by Manager if Manager is obligated hereunder or the grossly negligent or willful acts or omissions of Manager.

(b) The provisions of this Section 7, shall survive the termination of this Agreement.

8. Insurance.

(a) Owner’s Insurance. Throughout the Term, Owner shall carry and maintain, at its sole cost and expense, the following insurance coverage:

(i) “All risk” or “special form” property insurance covering the full replacement cost of the Property

(ii) Commercial general liability insurance on an “occurrence” basis against claims for “personal injury” liability including without limitation bodily injury, death or property damage liability with a limit of not less than One Million Dollars ($1,000,000) in the event of “personal injury” to any number of persons or of damage to property arising out of any one “occurrence” (any such insurance may be furnished under a primary policy and/or an umbrella policy)

The commercial general liability insurance and contractual liability insurance must name Manager as additional insured and contain a severability of interest clause and coverage for personal injury insurance.

(b) Minimum Requirements. All insurance policies carried by the parties pursuant to this Section shall be issued by insurance companies authorized to do business in the state in which the Property is located and with a rating of at least “A” as rated by Best’s Insurance Reports. The certificates and the policies shall expressly provide that the policies shall not be cancelable or subject to reduction of coverage or otherwise be subject to modification except after thirty (30) days prior written notice to the other party. Each party shall (1) furnish to the other party, prior to the commencement of the Term, and within thirty (30) days prior to the expiration of each such policy, a certificate of insurance issued by the insurance carrier of each policy of insurance carried by such party pursuant hereto, and a copy of each insurance policy, (2) immediately notify the other party in the event that any of its insurance carriers cancel or modify any policy of insurance, and (3) notify the other party at least thirty(30) days prior to changing insurance carriers or the modification or cancellation of any policy; provided, however, that no notification required herein shall relieve a party of its obligation to maintain continuously in effect the types and amounts of insurance specified in this Section.

(c) Access to Property. Manager shall cooperate with and provide reasonable access to the Property to agents of any and all insurance companies, brokerages or agencies who may, from time to time, be involved with the issuance of insurance policies or with inspections of the Property in connection with existing insurance policies. Manager agrees to comply with any and all requirements of said insurance and such insurance companies or their agents and agrees to exercise due care not to use the Property or permit the same to be used for any purpose which would make voidable any of such insurance policies, and shall not keep on the Property any material, machinery, equipment, substance or other things which may void or make voidable any such insurance policies. Manager shall use its commercially reasonable efforts see to it that all Tenants are in compliance with the insurance provisions provided for in their respective Leases.

9. Termination.

(a) Convenience. Owner or Manager may terminate this Agreement for convenience by giving the other party at least thirty (30) days’ prior written notice specifying the termination date. In such event, if Owner terminates this Agreement for convenience, Owner will be obliged to pay Manager a termination fee equal to the Management Fee that would have become due to Manager pursuant to Section 5 above during the unexpired portion of the Initial Term.

(b) Insolvency. Owner or Manager may terminate this Agreement upon written notice specifying the termination date if the other party becomes insolvent or unable to pay its debts as they come due or enters into or files (or has filed or commenced against it) a petition, arrangement, application, action or other proceeding seeking relief or protection under the bankruptcy laws of the United States or any similar laws of the United States or any state of the United States or any other country or transfers all or substantially all of its assets to another person or entity. In such event, Owner will be obliged to pay Manager the Management Fees pursuant to Section 5 above for all services performed by Manager up to the effective date of the termination.

(c) Termination by Manager for Cause. This Agreement may be terminated by Manager without notice in the event Owner fails to pay the Management Fees or fails to reimburse Manager for any costs or expenses for which reimbursement is required hereunder or any action by Owner that constitutes fraud, dishonesty, illegal conduct, or the like. In such event, Manager is released from and shall not be subject to the transition obligations set forth below in this Section 9. In addition, Manager may terminate this Agreement by giving Owner thirty (30) days’ prior written notice in the event (1) Owner fails to approve a Proposed Budget in a timely manner or Owner approves a budget other than the Proposed Budget and such budget approved by Owner is not sufficient, in Manager’s reasonable judgment, to allow the operation and maintenance of the Property in accordance with this Agreement, or (2) Owner fails to perform or observe any other material obligation required to be performed or observed by it under this Agreement; provided, however, that such termination will not be effective if Owner has cured such failure prior to the expiration of such thirty (30) day notice period.

(d) Termination by Owner for Cause. In the event of any material breach of this Agreement by Manager, Owner may terminate this Agreement by giving Manager thirty (30) days’ prior written notice of such breach and termination; provided, however, that such termination will not be effective if Manager has cured such breach prior to the expiration of such thirty (30) day notice period. In addition, this Agreement may be terminated by Owner without notice in the event Manager willfully fails to account for funds belonging to Owner or fails or refuses to deposit rentals and other receipts to the credit of Owner as provided for herein unless such failure to account for funds or such failure to deposit rentals and other receipts is the result of some act or condition beyond the control of Manager.

(e) Transition Services. In the event of any termination of this Agreement, Manager will assist in the transition to the new managing agent and turn over to the new managing agent all funds, leases, books and records pertaining to the Property; provided that Owner shall pay Manager, the reasonable costs incurred by Manager in complying with the foregoing.

(f) Survival of Obligations. No termination of this Agreement pursuant to this Section shall be deemed to relieve either party of any liability to the other party, which has accrued hereunder prior to or in conjunction with such termination.

10. Fair Housing Law. It is illegal, pursuant to the federal fair housing law, 42 U.S.C.A. § 3601, as amended, to refuse to sell, transfer, assign, rent, lease, sublease, or finance housing accommodations, refuse to negotiate for the sale or rental of housing accommodations, or otherwise deny or make unavailable housing accommodations because of race, color, religion, sex, familial status, ancestry, military status, disability, or national origin or to so discriminate in advertising the sale or rental of housing, in the financing of housing, or in the provision of real estate brokerage services. Accordingly, Owner agrees that the Property is placed on the market under the provisions of civil rights laws and is available to any prospective buyer regardless of their race, color, sex, religion, national origin, or ancestry.

11. Blockbusting. It is also illegal, for profit, to induce or attempt to induce a person to sell or rent a dwelling by representations regarding the entry into the neighborhood of a person or persons belonging to one of the protected classes.

12. Representations and Warranties. Each party to this Agreement represents and warrants the following:

(a) It is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation with all requisite power and authority to enter into this Agreement and to conduct its respective business.

(b) This Agreement constitutes the legal, valid, and binding obligation of the party and is enforceable in accordance with its terms.

(c) No consents or approvals are required from any governmental authority or other person or entity for the party to enter in to and perform this Agreement. All corporate or partnership action on the part of the part necessary for the authorization, execution and delivery of this Agreement, and the consummation of this transaction contemplated hereby, have been duly taken.

13. Miscellaneous.

(a) All notices provided for herein shall be sent certified or registered mail, return receipt requested, nationally recognized overnight courier, personally delivered, or electronically mailed or telecopied with delivery confirmation received, to the address of the party as specified above, unless notice of change of address is given to the other party pursuant to the provisions of this Section. Any notice shall be effective only if and when received by the party to be notified (or the date such receipt is refused by addressee), unless the day it is received is not a business day, and then it shall be deemed received on the next business day.

(b) Each party to this Agreement, by signing below, acknowledge and agree that such party has read and understand the terms and conditions contained in this Agreement, and such undersigned party has received a copy of this Agreement.

(c) This Agreement constitutes the entire agreement between the parties hereto and no oral or implied agreement, representation or understanding shall cancel or vary the terms of this Agreement.

(d) This Agreement is binding upon the parties hereto, their successors and assigns.

(e) This Agreement shall be governed by and construed in accordance with the laws of the state in which the Property is located.

(f) The parties agree that time is of the essence in performing their obligations hereunder.

(g) If any provision of this Agreement shall be invalid or unenforceable under the governing law, then this such provision(s) shall, to the extent possible, be construed or applied in such a manner as will permit enforcement; otherwise, this Agreement shall be construed as if such provision(s) had never been made a part hereof.

(h) This Agreement may be executed simultaneously or in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(i) Neither this Agreement, nor any provision hereof, nor any service, relationship or other matter alluded to herein shall inure to the benefit of any third party (except a successor or assign of Owner and Manager as contemplated herein), to any trustee in bankruptcy, to any assignee for the benefit of creditors, to any receiver by reason of insolvency, to any other fiduciary or officer representing a bankrupt or insolvent estate of either party, or to the creditors or claimants in such an estate. Without limiting the generality of the foregoing sentence, it is specifically understood and agreed that insolvency or bankruptcy of either party hereto shall, at the option of the other party, void all rights of such insolvent or bankrupt party hereunder (or as many of such rights as the other party shall elect to void) except to receive any monies which are due to the insolvent or bankrupt party.

Signatures on the Next Page

The parties have executed this Agreement through their authorized representatives as of the respective dates set forth below.

OWNER:

Mission Property Holdings LLC, a Delaware Protected Series

By:	/s/ Frank Rohde

Printed Name:	Frank Rohde
Title:	Manager
Date:	June 30, 2023

MANAGER:

Folsom Street Property Management LLC

By:	/s/ Ben Herold

Printed Name:	Ben Herold
Title:	Manager
Date:	June 30, 2023

RIDER

TO PROPERTY MANAGEMENT AGREEMENT

Additional Terms

The following provisions are hereby attached and incorporated in the Property Management Agreement dated June 30, 2023, between Folsom Street Property Management LLC as Manager, and Mission Property Holdings Series LLC., as Owner (together with any Riders attached thereto, the “Agreement”).

Owner and Manager agree to incorporate the following North Carolina laws relevant to property management.

North Carolina Residential Rental Agreements Act (NCRRAA), N.C.G.S. § 42-46

North Carolina State Fair Housing Act, N.C.G.S § 41A

North Carolina Tenant Security Deposit Act, N.C.G.S. §42

North Carolina Debt Collection Act (NCDCA), N.C.G.S. § 75-50 et seq